UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated October 27, 2020 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: October 27, 2020

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

News Release - 1	October 27, 2020

Intimation of outcome of Board Meeting under Regulations 30 and 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”)

With further reference to our filing dated October 8, 2020 and in accordance with Regulation 30 read with Schedule III of the SEBI Listing Regulations, we hereby inform you that the Board at their Meeting held today, has approved and taken on record:-

•	the Audited Standalone Financial Results along with Auditor’s Report; and

•	the Unaudited Consolidated Financial Results along with Limited Review Report, for the quarter ended September 30, 2020, pursuant to Regulation 33 of the SEBI Listing Regulations.

The Press Release along with the said Financial Results and the said Auditor’s Reports are attached herewith as Annexure A.

These results and the Press Release are also available on the Company’s website at www.tatamotors.com/investor/results-press-releases/

The Meeting commenced at 12.30 p.m. and concluded at 3.30 p.m.

News Release - 2	October 27, 2020

CONTENTS OF THE PRESS RELEASE

Tata Motors Group Results-Q2FY21	October 27, 2020

Tata Motors Consolidated Q2 FY21 Results:

EBIT breakeven and positive Free Cash Flows delivered in the quarter

•	Revenue ₹ 53.5KCr; PBT ₹ (0.8) KCr, EBIT breakeven

•	JLR delivers positive PBT with EBITDA at 11.1%, TML(S) EBITDA at 2.6% (+480bps),

•	PV revenue up 86.3% y-o-y; achieves EBITDA breakeven

•	Strong positive Free Cash Flows in both JLR and TML(S)

Mumbai, October 27, 2020: Tata Motors Ltd announced its results for quarter ending September 30, 2020.

		CONSO (₹ Cr Ind AS)			JLR (£M, IFRS)			TML (S) (₹Cr, Ind AS)
		FY’21	VS. PY		FY’21	VS. PY		FY’21	VS. PY
Q2 FY21	Net Revenue	53,530	(18.2)%		4,352	(28.5)%		9,668	(3.3)%
	EBITDA (%)	10.5	(160	)bps	11.1	(230	)bps	2.6	480	bps
	EBIT (%)	0.1	(340	)bps	0.3	(420	)bps	(6.8)	300	bps
	PBT	(815)	—		65	—		(1,212)	—

H1 FY21	Net Revenue	85,513	(32.6)%		7,211	(35.3)%		12,355	(47.1)%
	EBITDA (%)	7.5	(190	)bps	8.1	(140	)bps	(4.4)	(730	)bps
	EBIT (%)	(5.6)	(640	)bps	(5.2)	(550	)bps	(18.7)	(1500	)bps
	PBT	(6,999)	—		(348)	—		(3,402)	—

JAGUAR LAND ROVER (JLR) – Q2FY21	TATA MOTORS (STANDALONE, INCL JO) – Q2FY 21

• Retails up 53% q-o-q to 113.6K units; down 11.9% y-o-y • Investments: £531m in products and technologies • Positive Free Cash Flows of £ 463m	• Retails: CV down 56% y-o-y to 38.3K; PV up 73% y-o-y to 53.5K units; Retails significantly up q-o-q • Investments: ₹ 669Cr in products and technologies • Positive Free Cash Flows of ₹ 2.3 KCr

JLR: The quarter reflected the strong sequential recovery with positive PBT and significantly positive free cash flows following the restart of production and the reopening of the global retailer network. The business achieved 0.3% EBIT margin reflecting the recovery in sales and Project Charge+ cost efficiencies. Project Charge+ delivered £0.6b of cost, profit, and cash flow improvements in the quarter and £1.8b year to date.

TML: In India, PV segment continued its strong growth momentum in the quarter and CV witnessed gradual improvement across the segments. PV achieved EBITDA breakeven led by strong customer pull for its ‘NEW FOREVER’ range. CV profitability improved sequentially but continues to be impacted by lower volumes and adverse mix on a y-o-y basis. Business generated strong positive free cash flows led by the cash savings initiatives which yielded ₹ 1.5KCr in the quarter and ₹ 2.5KCr year to date.

Outlook: Despite concerns around risk of second wave of infection in many countries and other geopolitical risks, we expect a gradual recovery of demand and supply in the coming months. In this context, we are committed to achieving near zero net automotive debt in the coming years by focusing on better front-end activations of our exciting product range and executing our cost and cash savings with rigour.

Tata Motors Group Results-Q2FY21	October 27, 2020

JAGUAR LAND ROVER (JLR)

HIGHLIGHTS

•	Retail sales of 113,569 units in Q2 up 53.3% on Q1 but still down 11.9% year-on-year due to Covid-19

•	Profit before tax of £65 million on revenues of £4.4 billion

•	Positive free cash flow of £463 million after £531 million of investment spending

•	‘Charge+’ transformation generates £0.6 billion of cash & cost savings in Q2

•	Strong liquidity of ~£5.0 billion at 30 September (over £3.0 billion of cash and £1.9 billion undrawn credit facility)

•	Electrified portfolio expanded to include seven plug-in hybrid (PHEV) and nine mild-hybrid (MHEV) models

FINANCIALS

Jaguar Land Rover returned to profit with significant positive cash flow in the quarter as sales and revenue recovered from the impact of Covid-19 in Fiscal Q1 but remain below pre-Covid levels a year ago. Retail sales of 113,569 units were up 53.3% q-o-q with almost all retailers now open. However, retail sales in most markets continued to be impacted by Covid-19 and so were down 11.9% in total year-on-year. China sales were particularly encouraging, up 14.6% on the prior quarter and 3.7% year-on-year.

Revenue was £4.4 billion (on wholesales of 73,451 excluding China JV), up 52.2% from Q1FY21, although down 28.5% from pre-covid levels a year ago. Jaguar Land Rover generated a £65 million profit before tax (PBT) in the second quarter up significantly from a loss of £413 million in the prior quarter but lower than the pre-covid PBT of £156 million a year ago. The improvement in the year reflects the recovery in sales, £0.3 billion of Project Charge+ cost efficiencies and favourable foreign exchange impact. Margins improved from Q1 with EBITDA at 11.1% and EBIT at 0.3%.

As expected, Free Cash Flow was positive £463 million after £531 million of investment spending. The positive cash flow primarily reflects a £528 million recovery in working capital following the restart of production and the reopening of the global retailer network. Cost and cash saving from the Project Charge+ transformation programme in the quarter totalled £ 0.6 b, including £0.3 billion of cost and £0.3 billion of investment savings from Charge+. Total savings year-to-date are now £ 1.8 billion and the Company is on track to achieve the £2.5 billion target for the full year.

Jaguar Land Rover ended the second quarter of Fiscal 2020/21 with solid liquidity of ~£5.0 billion, comprising over £3.0 billion of cash and short-term investments and a £1.9 billion undrawn revolving credit facility. The company has since completed a $700 million five-year unsecured bond issued in October 2020, increasing pro forma liquidity to £5.5 billion.

LOOKING AHEAD

A gradual improvement in sales is expected to continue and will be supported by new and refreshed products, including the short wheel-base Land Rover Defender 90, the refreshed Jaguar F-PACE as well as 2021 model year Range Rover Velar, Jaguar XF and Jaguar XE. Furthermore, Jaguar Land Rover continues to expand its offering of electrification across its model range. Of the 13 nameplates in the company’s product portfolio, seven have now been revealed with plug-in hybrids and nine with mild-hybrids, in addition to the full battery electric Jaguar I-PACE. One more PHEV and two more MHEVs are expected to be launched later this fiscal.

Although the outlook remains uncertain as a result of Covid-19 and questions over future UK / EU trading arrangements, Jaguar Land Rover expects the recovery in sales, revenue, and profitability to continue in the second half of Fiscal 2020/21, supported by Project Charge+. The company also continues to expect positive free cash flow over the second half of the year and remains committed to achieving positive free cash flow in Fiscal 2021/22 to reduce net debt and increase financial resilience.

Thierry Bolloré, who became Jaguar Land Rover Chief Executive Officer on 10 September 2020, concluded:

“Although Jaguar Land Rover is not immune to the headwinds impacting the global automotive industry, it has the foundations in place to generate long-term sustainable profitability. I have been encouraged by the strengths of the company – reflected by its brand appeal and the capabilities of its employees – that will enable it to seize new opportunities in a rapidly-changing industry. I am confident these qualities and a strong product strategy with a focus on financial discipline will equip Jaguar Land Rover to address challenges in the period ahead.”

Tata Motors Group Results-Q2FY21	October 27, 2020

TATA MOTORS (STANDALONE INCL. JOINT OPERATIONS)

BUSINESS HIGHLIGHTS

•	Strong sequential improvement

•	‘NEW FOREVER’ range of PV has continued its strong sales momentum

•	CV retails at 38.3K (12.6 times of the Q1) ; strong improvement sequentially but y-o-y remains impacted

•	PV retails at 53.5K, up 73% y-o-y supported by festive season and strong demand in the market

•	Encouraging response to EVs, 962 EVs sold during the quarter.

•	PV EBITDA breakeven achieved, CV EBITDA impacted by lower volumes and adverse mix

•	₹ 2.5KCr delivered out of the ₹ 6KCr of cost and cash savings targeted for the year.

•	Strong positive free cash flows of ₹ 2.3 KCr

•	Strong liquidity position as at end of the quarter amounting to ₹ 5.6 KCr

FINANCIALS

In Q2FY21 wholesales (including exports) increased 3.4% to 109,958 units. In the domestic volumes were down by: M&HCV -43.2%, ILCV -32.5%, SCV & Pick Ups -5.7% and CV Passenger -74.4%. Domestic PV volumes were up 110.4%. Overall domestic retails were lower than wholesales by 14.7K units as pipeline inventory in CV improves.

Revenue for the quarter decreased 3% to ₹ 9.7KCr and pre-tax loss was ₹ 1,212Cr (against pre-tax loss of ₹ 1,270Cr in Q2FY21). Free cash flow for the quarter was ₹ 2.3KCr, better than expected as the company drove the cost and cash savings agenda hard with ₹ 1,455Cr delivered in Q2FY21. The investment spends were reduced significantly to ₹ 669Cr for the quarter. The company ended the first quarter with a strong liquidity of ₹ 5.6KCr.

The PV segment has delivered stellar performance during the quarter and achieved EBITDA breakeven. CV margins though improved sequentially but continues to be impacted by lower volumes and adverse mix on a y-o-y basis.

LOOKING AHEAD

We look forward to a gradual pickup in demand and supply situation on the back of overall economic recovery expected in H2FY21. The company will focus on conserving cash by rigorously managing cost and investment spends to protect liquidity. The company has called out a cash improvement program of ₹ 6KCr including a cost improvement program of ₹ 1.5KCr. Due to these actions, the company expects improving cash flows for the remainder of the year.

Guenter Butschek, CEO and MD, Tata Motors, said,

“The auto industry continued its calibrated progress in Q2FY21 as the nationwide lockdown eased further. With health, safety and wellbeing of our employees and the supporting ecosystem at the forefront, we scaled up capacity while prudently addressing supply chain bottlenecks. In PV, we accelerated the momentum built in Q1FY21 and saw demand gradually emerge in select segments of CV. We remain hopeful for a full recovery in CV industry by end of this fiscal year aligned to the overall improvement in the economy. During the quarter, we delivered on our planned improvements in our operational and financial performance. We reiterate our commitment to make Tata Motors more agile by reducing costs, generating free cash flows, and providing the best in class customer experience.”

Tata Motors Group Results-Q2FY21	October 27, 2020

ADDITIONAL COMMENTARY ON FINANCIAL STATEMENTS

(Consolidated Numbers, Ind AS)

FINANCE COSTS

Finance costs increased by ₹ 114Cr to ₹ 1,950Cr during Q2FY’21 vs prior year due to higher gross borrowings as compared to Q2FY’20

JOINT VENTURES, ASSOCIATES AND OTHER INCOME

For the quarter, net profit from joint ventures and associates amounted to ₹ 36Cr compared with a loss of ₹ 363Cr in prior year. Other income (excluding grants) was ₹ 189 Cr versus ₹ 199 Cr in the prior year

FREE CASH FLOWS

Free cash flow (automotive) in the quarter, was positive ₹ 6.7 KCr (as compared to negative ₹ 2.5K Cr in Q2FY 20)

Notes: Joint Operations refers to Fiat Automobiles Pvt Ltd and Tata Cummins Pvt Ltd

For further information contact

Corporate Communications, Tata Motors Limited

Phone: 00 91 22 6665 7289; www.tatamotors.com

News Release - 3	October 27, 2020

Independent Auditors Report (Consolidated)

B S R & Co. LLP Chartered Accountants 14th Floor, Central Wing, Tower 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063	Telephone: +91 22 6257 1000 Fax: +91 22 6257 1010

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

Tata Motors Limited

1.

We have reviewed the accompanying Statement of unaudited consolidated financial results of Tata Motors Limited (“the Parent”) and its subsidiaries (the Parent (including its joint operations) and its subsidiaries together referred to as ‘the Group’), and its share of the net profit after tax (net) and total comprehensive income (net) of its associates and joint ventures for the quarter ended 30 September 2020 and year to date results and its share of the net loss after tax (net) and total comprehensive income (net) of its associates and joint ventures for the period from 1 April 2020 to 30 September 2020 (“the Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (‘Listing Regulations’).

2.

This Statement, which is the responsibility of the Parent’s management and approved by the Parent’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013, and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the entities mentioned in Annexure 1.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central B Wing and North C Wing, Nesco IT Park 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai—400063

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above and based on the consideration of the review reports of other auditors referred to in paragraph 7 below, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.

We draw your attention to Note 3 to the Statement, which describes the Management’s assessment of COVID-19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial results including but not limited to its assessment of the Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for loan losses for the Group’s vehicle financing business and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the global automotive industry, a definitive assessment of impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial results. Our conclusion is not modified in respect of this matter.

7.

We did not review the interim financial statements / financial information / financial results of one joint operation included in the standalone audited interim financial statements / financial information / financial results of the Parent, whose results reflect total assets (before consolidation adjustments) of Rs. 7,263.95 crores as at 30 September 2020 and total revenues (before consolidation adjustments) of Rs. 2,007.00 crores and Rs 2,693.52 crores, total net profit after tax (before consolidation adjustments) of Rs. 182.79 crores and Rs. 271.22 crores and total comprehensive income (before consolidation adjustments) of Rs. 184.40 crores and Rs 272.11 crores for the quarter ended 30 September 2020 and for the period from 1 April 2020 to 30 September 2020, respectively and net cash inflows (before consolidation adjustments) of Rs. 104.72 crores for the period from 1 April 2020 to 30 September 2020, as considered in the standalone audited interim financial statements / financial information / financial results of the Parent. The interim financial statements / financial information / financial results of this joint operation have been audited by other auditor whose report has been furnished to us, and our conclusion in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such other auditor and the procedures performed by us as stated in paragraph 3 above.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

We did not review the interim financial statements / financial information / financial results of one subsidiary and 71 step-down subsidiaries included in the Statement, whose interim financial statements / financial information / financial results reflect total assets (before consolidation adjustments) of Rs. 218,772.76 crores as at 30 September 2020 and total revenues (before consolidation adjustments) of Rs. 42,048.76 crores, total net profit after tax (before consolidation adjustments) of Rs. 995.11 crores and total comprehensive income (before consolidation adjustments) of Rs. 3,624.76 crores for the quarter ended 30 September 2020 and total revenues (before consolidation adjustments) of Rs. 69,765.16 crores, net loss after tax (before consolidation adjustments) of Rs. 5,217.86 crores and total comprehensive loss (before consolidation adjustments) of Rs. 10,010.60 crores, for the period from 1 April 2020 to 30 September 2020, and cash inflows (net) (before consolidation adjustments) of Rs 4,275.32 crores for the period from 1 April 2020 to 30 September 2020, as considered in the consolidated unaudited financial results. The consolidated unaudited financial results also includes the Group’s share of net profit after tax (net) of Rs. 27.32 crores and Rs. 30.24 crores and total comprehensive income (net) of Rs. 27.32 crores and Rs 30.24 crores, for the quarter ended 30 September 2020 and for the period from 1 April 2020 to 30 September 2020, respectively, as considered in the Statement, in respect of four associates and one joint venture, whose interim financial statements / financial information / financial results have not been reviewed by us. These interim financial statements / financial information / financial results have been reviewed by other auditors whose reports have been furnished to us by the management and our conclusion on the Statement, in so far as it relates to the amounts and disclosures included in respect of these step-down subsidiaries, associates and joint venture, is based solely on the report of the other auditors and the procedures performed by us as stated in paragraph 3 above.

Of the 71 step-down subsidiaries listed above, the financial statements / financial information / financial results of two step-down subsidiaries which are located outside India have been prepared under the generally accepted accounting principles (‘GAAPs’) applicable in their respective countries and which have been reviewed by the respective auditors under generally accepted auditing standards applicable in their respective countries. The Parent’s management has converted these financial statements / financial information / financial results from accounting principles generally accepted in their respective countries to Indian Accounting Standards (Ind AS) prescribed under Section 133 of the Companies Act, 2013. We have reviewed these conversion adjustments made by the Parent’s management. Our conclusion in so far as it relates to such subsidiaries located outside India is based on the reports of other auditors under the aforementioned GAAPs in respective countries and the aforesaid conversion adjustments prepared by the Parent’s management and reviewed by us.

Our conclusion on the Statement is not modified in respect of the above matters.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

8.

The Statement includes the interim financial statements / financial information / financial results of seven subsidiaries and thirteen step-down subsidiaries which have not been reviewed / audited, whose interim financial statements / financial information / financial results reflect total assets (before consolidation adjustments) of Rs 1,185.71 crores as at 30 September 2020 and total revenues (before consolidation adjustments) of Rs. 170.26 crores and Rs. 234.17 crores, total net loss after tax (net) (before consolidation adjustments) of Rs. 29.34 crores and Rs 64.98 crores and total comprehensive loss (net) (before consolidation adjustments) of Rs. 29.28 crores and Rs 65.16 crores for the quarter ended 30 September 2020 and for the period from 1 April 2020 to 30 September 2020, respectively, and cash inflows (net) (before consolidation adjustments) of Rs 33.00 crores for the period from 1 April 2020 to 30 September 2020, as considered in the Statement. The Statement also includes the Group’s share of net profit after tax of Rs. 11.46 crores and total comprehensive income of Rs. 13.50 crores for the quarter ended 30 September 2020 and net loss after tax of Rs. 47.79 crores and total comprehensive loss of Rs. 49.71 crores for the period from 1 April 2020 to 30 September 2020, as considered in the consolidated unaudited financial results, in respect of four associates and two joint ventures, based on their interim financial statements/ financial information / financial results which have not been reviewed / audited. According to the information and explanations given to us by the management, these interim financial statements / financial information / financial results are not material to the Group.

Our conclusion on the Statement is not modified in respect of the above matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

Yezdi Nagporewalla
Partner
Mumbai	Membership No: 049265
27 October 2020	UDIN: 20049265AAAABF9955

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1 : List of entities consolidated as at 30 September 2020

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(A) TATA MOTORS—DIRECT SUBSIDIARIES

1	TML Business Services Limited (Name changed from Concorde Motors (India) Limited w.e.f March 31, 2020).

2	Tata Motors European Technical Centre PLC

3	Tata Motors Insurance Broking and Advisory Services Limited

4	TMF Holdings Limited

5	TML Holdings Pte. Limited

6	TML Distribution Company Limited

7	Tata Hispano Motors Carrocera S.A.

8	Tata Hispano Motors Carrocerries Maghreb SA

9	Trilix S.r.l.

10	Tata Precision Industries Pte. Limited

11	Tata Technologies Limited

12 13 14	Tata Marcopolo Motors Limited Brabo Robotics and Automation Limited (Incorporated with effect from 17 July 2019) JT Special Vehicles Private Limited

(B) TATA MOTORS—INDIRECT SUBSIDIARIES

(i) Subsidiary of TML Business Services Limited

15	TML Business Analytical Services Limited

(ii) Subsidiaries of TML Holdings Pte. Ltd.

16	Tata Daewoo Commercial Vehicle Company Limited

17	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

18	Tata Motors (Thailand) Limited

19	Tata Motors (SA) (Proprietary) Limited

20	PT Tata Motors Indonesia

21	PT Tata Motors Distribusi Indonesia

22	TMNL Motor Services Nigeria Limited

23	Jaguar Land Rover Automotive plc

(iii) Subsidiaries of Jaguar Land Rover Automotive plc

24	Jaguar Land Rover Holdings Limited

(iv) Subsidiaries of Jaguar Land Rover Holdings Limited

25	Jaguar Land Rover Limited

26	Jaguar Land Rover (China) Investment Co. Ltd

27	Limited Liability Company “Jaguar Land Rover” (Russia)

(v) Subsidiaries of Jaguar Land Rover (China) Investment Co. Ltd

28	Shanghai Jaguar Land Rover Automotive Services Company Limited

(vi) Subsidiaries of Jaguar Land Rover Limited

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2020 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

29	Jaguar Land Rower Austria GmbH

30	Jaguar Land Rover Japan Limited

31	JLR Nominee Company Limited

32	Jaguar Land Rover Deutschland GmbH

33	Jaguar Land Rover Classic Deutschland GmbH

34	Jaguar Land Rover North America LLC

35	Jaguar Land Rover Nederland BV

36	Jaguar Land Rover Portugal—Veículos e Peças, Lda.

37	Jaguar Land Rover Australia Pty Limited

38	Jaguar Land Rover Italia Spa

39	Jaguar Land Rover Korea Company Limited

40	Jaguar Land Rover Canada ULC

41	Jaguar Land Rover France, SAS

42	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

43	Jaguar Land Rover (South Africa) Holdings Limited

44	Jaguar Land Rover India Limited

45	Jaguar Land Rover Espana SL

46	Jaguar Land Rover Belux NV

47	Jaguar Cars South Africa (Pty) Limited

48	Jaguar Cars Limited

49	Land Rover Exports Limited

50	Land Rover Ireland Limited

51	The Daimler Motor Company Limited

52	Daimler Transport Vehicles Limited

53	S.S. Cars Limited

54	The Lanchester Motor Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	Jaguar Land Rover Slovakia s.r.o

57	Jaguar Land Rover Singapore Pte. Ltd.

58	Jaguar Racing Limited

59	InMotion Ventures Limited

60	Jaguar Land Rover Colombia S.A.S

61	Jaguar Land Rover Ireland (Services) Limited

62	Jaguar Land Rover Mexico, SAPi de CV

63	Jaguar Land Rover Servicios Mexico, S.A. de C.V.

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2020 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

64	Jaguar Land Rover Taiwan Company LTD

65	Jaguar Land Rover Classic USA LLC (incorporated on 1 June 2018)

66	Jaguar Land Rover Hungary KFT

67	Jaguar Land Rover Ventures Limited (Incorporated on 16 May 2019)

68	Spark44 (JV) Limited

69	Bowler Motors Limited (Name changed from Jaguar Land Rover Auto Ventures Limited on 28 January 2020.

70	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)

(vii) Subsidiaries of Spark44 (JV) Limited

71	Spark44 Pty. Ltd. (Sydney)

72	Spark44 GMBH (Frankfurt)

73	Spark44 LLC (LA & NYC)

74	Spark44 Shanghai Limited (Shanghai)

75	Spark44 Middle East DMCC (Dubai)

76	Spark44 Demand Creation Partners Limited (Mumbai)

77	Spark44 Limited (London & Birmingham)

78	Spark44 Pte Ltd (Singapore)

79	Spark44 Communication SL (Madrid)

80	Spark44 SRL (Rome)

81	Spark44 Seoul Limited (Seoul)

82	Spark44 Japan KK (Tokyo)

83	Spark44 Canada Inc (Toronto)

84	Spark44 Pty. Limited (South Africa)

85	Spark44 Taiwan Limited (Taiwan)

86	Spark44 Colombia S.A.S (Colombia)

(viii) Subsidiaries of Jaguar Land Rover (South Africa) Holdings Limited

87	Jaguar Land Rover (South Africa) (Pty) Limited

(ix) Subsidiaries of InMotion Ventures Limited

88	Lenny Insurance Limited (Name changed from InMotion Ventures 1 Limited w.e.f 6 September 2019)

89	InMotion Ventures 2 Limited

90	InMotion Ventures 3 Limited

91	InMotion Ventures 4 Limited

(x) Subsidiaries of Tata Technologies Ltd.

92	Tata Technologies Pte. Limited

93	Tata Technologies (Thailand) Limited

94	Tata Technologies Inc.

95	Tata Manufacturing Technologies (Shanghai) Co. Limited

B S R & Co. LLP

Limited Review Report on Unaudited Quarterly Consolidated Financial Results and Consolidated Year-to-Date Results of Tata Motors Limited under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

Annexure 1: List of entities consolidated as at 30 September 2020 (continued)

Sr. no	List of subsidiaries, associates, joint operations and joint controlled entities

(B) TATA MOTORS—INDIRECT SUBSIDIARIES (Contd.)

96	INCAT International Plc.

97	Tata Technologies Europe Limited

98	Escenda Engineering AB

99	Tata Technologies de Mexico, S.A. de C.V.

100	Cambric GmbH

101	Cambric Limited

102	Incat Gmbh

103	Tata Technlogies SRL Romania

(xi) Subsidiaries of TMF Holdings Ltd. (Formerly Tata Motors Finance Limited)

104	Tata Motors Finance Solutions Limited

105	Tata Motors Finance Limited (Name changed from Sheba Properties Limited w.e.f 30 June 2017)

(C) TATA MOTORS – ASSOCIATES

106	Jaguar Cars Finance Limited

107	Synaptiv Limited

108	Cloud Car Inc

109	Drive Club Service Pte Ltd

110	Automobile Corporation of Goa Limited

111	Nita Company Limited

112	Tata Hitachi Construction Machinery Company Private Limited

113	Tata Precision Industries (India) Limited

114	Tata AutoComp Systems Limited

(D) TATA MOTORS – JOINT OPERATIONS

115	Tata Cummins Private Limited

116	Fiat India Automobiles Private Limited

(E) TATA MOTORS – JOINT VENTURES

117	Chery Jaguar Land Rover Automotive Company Limited

118	Tata HAL Technologies Limited

119	Loginomic Tech Solutions Private Limited

News Release – 4	October 27, 2020

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2020

			Quarter ended			Six months ended		Year ended
			September 30,	June 30,	September 30,	September 30		March 31,
			2020		2019	2020	2019	2020
Particulars			Unaudited					Audited
	Revenue from operations
I	(a) Revenue		52,839.02	31,481.86	64,763.39	84,320.88	125,593.55	258,594.36
	(b) Other Operating Revenues		690.98	501.20	668.56	1,192.18	1,305.39	2,473.61
	Total Revenue from Operations (a)+(b)		53,530.00	31,983.06	65,431.95	85,513.06	126,898.94	261,067.97
II	Other income (includes Government incentives)		633.22	606.53	672.56	1,239.75	1,508.55	2,973.15
III	Total Income (I + II)		54,163.22	32,589.59	66,104.51	86,752.81	128,407.49	264,041.12
IV	Expenses
	(a) Cost of materials consumed
	(i) Cost of materials consumed		34,007.00	9,941.51	36,403.07	43,948.51	75,809.75	152,968.74
	(ii) Basis adjustment on hedge accounted derivatives		(20.69)	(25.14)	(348.85)	(45.83)	(424.43)	(297.27)
	(b) Purchase of products for sale		3,085.74	1,724.92	3,049.31	4,810.66	6,138.12	12,228.35
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(3,604.72)	8,279.95	1,023.99	4,675.23	(1,620.46)	2,231.19
	(d) Employee benefits expense (refer note 5)		6,408.99	5,694.26	7,283.01	12,103.25	15,002.58	30,438.60
	(e) Finance costs		1,949.60	1,876.81	1,835.36	3,826.41	3,546.93	7,243.33
	(f) Foreign exchange (gain)/loss (net)		(432.99)	(47.14)	115.98	(480.13)	253.51	1,738.74
	(g) Depreciation and amortisation expense		5,601.47	5,599.37	5,299.57	11,200.84	10,411.29	21,425.43
	(h) Product development/Engineering expenses		1,011.18	1,094.92	1,098.72	2,106.10	1,892.72	4,188.49
	(i) Other expenses		10,186.52	7,442.73	14,140.18	17,629.25	28,429.59	57,087.46
	(j) Amount transferred to capital and other account		(3,209.33)	(2,805.65)	(4,377.97)	(6,014.98)	(8,484.89)	(17,503.40)
	Total expenses (IV)		54,982.77	38,776.54	65,522.37	93,759.31	130,954.71	271,749.66
V	Profit/(loss) before exceptional items and tax (III - IV)		(819.55)	(6,186.95)	582.14	(7,006.50)	(2,547.22)	(7,708.54)
VI	Exceptional Items
	(a) Employee separation cost		2.61	—	86.58	2.61	195.40	436.14
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	—	(83.11)	—	(83.11)	(73.04)
	(c) Provision for impairment of Passenger Vehicle Business		—	—	—	—	—	1,418.64
	(d) Provision for Onerous Contracts		—	—	—	—	—	777.00
	(e) Reversal for cost of closure of operation of a subsidiary		(7.49)	(3.22)	(51.31)	(10.71)	(51.31)	(65.62)
	(f) Provision for impairment in subsidiaries		—	—	—	—	—	353.20
	(g) Provision for loans given to a Joint venture		—	—	8.75	—	8.75	25.12
VII	Profit/(loss) before tax (V - VI)		(814.67)	(6,183.73)	621.23	(6,998.40)	(2,616.95)	(10,579.98)
VIII	Tax expense/(credit) (net)
	(a) Current tax		750.15	126.11	274.82	876.26	714.71	1,893.05
	(b) Deferred tax (refer note 4)		(1,221.54)	2,074.38	170.65	852.84	(73.17)	(1,497.80)
	Total tax expense/(credit) (net)		(471.39)	2,200.49	445.47	1,729.10	641.54	395.25
IX	Profit/(Loss) for the period from continuing operations (VII - VIII)		(343.28)	(8,384.22)	175.76	(8,727.50)	(3,258.49)	(10,975.23)
X	Share of profit/(loss) of joint ventures and associates (net)		36.02	(59.76)	(363.46)	(23.74)	(608.87)	(1,000.00)
XI	Profit/(Loss) for the period (IX + X)		(307.26)	(8,443.98)	(187.70)	(8,751.24)	(3,867.36)	(11,975.23)
	Attributable to:
	(a) Shareholders of the Company		(314.45)	(8,437.99)	(216.56)	(8,752.44)	(3,914.90)	(12,070.85)
	(b) Non-controlling interests		7.19	(5.99)	28.86	1.20	47.54	95.62
XII	Other comprehensive income/(loss)
	(A) (i) Items that will not be reclassified to profit or loss		(159.94)	(8,793.30)	(1,401.99)	(8,953.24)	(1,820.12)	8,667.82
	(ii) Income tax(expense)/credit relating to items that will not be reclassified to profit or loss		32.58	1,677.85	226.67	1,710.43	299.04	(1,375.55)
	(B) (i) Items that will be reclassified to profit or loss		4,501.63	(366.51)	(948.68)	4,135.12	(1,861.17)	4,622.77
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit or loss		(669.00)	42.36	104.93	(626.64)	(35.03)	(410.57)
	Total other comprehensive income/(loss)		3,705.27	(7,439.60)	(2,019.07)	(3,734.33)	(3,417.28)	11,504.47
XIII	Total comprehensive income/(loss) for the period (net of tax) (XI + XII)		3,398.01	(15,883.58)	(2,206.77)	(12,485.57)	(7,284.64)	(470.76)
	Attributable to:
	(a) Shareholders of the Company		3,388.93	(15,876.21)	(2,234.39)	(12,487.28)	(7,323.91)	(578.88)
	(b) Non-controlling interests		9.08	(7.37)	27.62	1.71	39.27	108.12
XIV	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	679.22	719.54	679.22	719.54
XV	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)							62,358.99
XVI	Earnings/(loss) per share (EPS)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(0.87)	(23.46)	(0.64)	(24.33)	(11.53)	(34.88)
	(b) Diluted EPS	₹	(0.87)	(23.46)	(0.64)	(24.33)	(11.53)	(34.88)
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS	₹	(0.87)	(23.46)	(0.64)	(24.33)	(11.53)	(34.88)
	(b) Diluted EPS	₹	(0.87)	(23.46)	(0.64)	(24.33)	(11.53)	(34.88)
			Not annualised

Statement of Consolidated Assets and Liabilities

(₹ in crores)

		As at September 30,	As at March 31,
		2020	2020
		Unaudited	Audited
I.	ASSETS
	(1) Non-current assets
	(a) Property, plant and equipment	76,265.85	77,882.83
	(b) Capital work-in-progress	10,405.81	8,599.56
	(c) Right of use assets	6,095.61	6,275.34
	(d) Goodwill	777.70	777.06
	(e) Other intangible assets	44,251.38	42,171.91
	(f) Intangible assets under development	24,697.53	27,022.73
	(g) Investment in equity accounted investees	4,438.32	4,418.89
	(h) Financial assets:
	(i) Other investments	957.12	1,028.05
	(ii) Finance receivables	20,213.66	16,833.77
	(iii) Loans and advances	1,044.98	782.78
	(iv) Other financial assets	5,218.23	4,749.57
	(i) Deferred tax assets (net)	4,891.72	5,457.90
	(j) Non-current tax assets (net)	1,061.52	1,152.05
	(k) Other non-current assets	1,824.81	5,381.57

		202,144.24	202,534.01

	(2) Current assets
	(a) Inventories	33,417.30	37,456.88
	(b) Financial assets:
	(i) Other investments	15,067.74	10,861.54
	(ii) Trade receivables	9,751.80	11,172.69
	(iii) Cash and cash equivalents	20,671.30	18,467.80
	(iv) Bank balances other than (iii) above	3,537.31	15,259.17
	(v) Finance receivables	12,342.26	14,245.30
	(vi) Loans and advances	1,252.32	935.25
	(vii) Other financial assets	3,291.06	4,586.48
	(c) Current tax assets (net)	318.70	142.80
	(d) Assets classified as held-for-sale	199.97	194.43
	(e) Other current assets	6,160.14	6,264.91

		106,009.90	119,587.25

	TOTAL ASSETS	308,154.14	322,121.26

II.	EQUITY AND LIABILITIES
	(1) Equity
	(a) Equity Share capital	719.54	719.54
	(b) Other Equity	49,855.66	62,358.99

	Equity attributable to owners of Tata Motors Ltd	50,575.20	63,078.53
	Non-controlling interests	1,461.77	813.56

		52,036.97	63,892.09

	Liabilities
	(2) Non-current liabilities
	(a) Financial liabilities:
	(i) Borrowings	85,333.37	83,315.62
	(ii) Lease liabilities	5,139.63	5,162.94
	(iii) Other financial liabilities	1,736.33	3,858.48
	(b) Provisions	13,516.12	14,736.69
	(c) Deferred tax liabilities (net)	1,108.75	1,941.87
	(d) Other non-current liabilities	13,653.06	8,759.52

		120,487.26	117,775.12

	(3) Current liabilities
	(a) Financial liabilities:
	(i) Borrowings	24,139.79	16,362.53
	(ii) Lease liabilities	761.16	814.18
	(iii) Trade payables
	(a) Total outstanding dues of micro and small enterprises	101.87	109.75
	(b) Total outstanding dues of creditors other than micro and small enterprises	53,043.42	63,517.13
	(iv) Acceptances	4,683.47	2,771.33
	(v) Other financial liabilities	32,212.63	36,544.00
	(b) Provisions	10,244.60	10,329.04
	(c) Current tax liabilities (net)	1,047.88	1,040.14
	(d) Other current liabilities	9,395.09	8,965.95

		135,629.91	140,454.05

	TOTAL EQUITY & LIABILITIES	308,154.14	322,121.26

Statement of Consolidated Cash Flows

(₹ in crores)

	For six months ended September 30,		Year ended March 31,
	2020	2019	2020
	Unaudited		Audited
Cash flows from operating activities:
Profit/(Loss) for the year	(8,751.24)	(3,867.36)	(11,975.23)
Adjustments for:
Depreciation and amortisation expense	11,200.84	10,411.29	21,425.43
Allowances for finance receivables	355.95	339.24	660.21
(Reversal)/provision for trade and other receivables	(23.54)	30.30	137.03
Inventory write-down	453.49	268.95	351.14
Employee separation cost	—	114.50	409.78
Accrual for share-based payments	4.26	5.29	4.70
Provision/(reversal) for impairment of capital work in progress and intangibles under development	—	(83.11)	—
Reversal of costs of closure of operations of a subsidiary company	(10.71)	(51.31)	(65.62)
Provision for impairment in subsidiaries	—	—	353.20
Provision for impairment of Passenger Vehicle Business	—	—	1,418.64
Provision for Onerous Contracts	—	—	777.00
Provision for loan given to a joint venture	—	8.75	25.12
(Gain) /Loss on marked-to-market investments measured at fair value through profit or loss	(75.25)	196.10	389.05
(Profit) /Loss on sale of assets (including assets scrapped/written off) (net)	315.02	415.72	316.19
Profit on sale of investments (net)	(76.61)	(74.71)	(187.34)
Share of (profit)/loss of joint ventures and associates (net)	23.74	608.87	1,000.00
Tax expense (net)	1,729.10	641.54	395.25
Finance costs	3,826.41	3,546.93	7,243.33
Interest income	(245.85)	(591.32)	(1,170.12)
Dividend income	(19.77)	(20.89)	(21.13)
Foreign exchange loss (net)	(601.76)	(645.70)	1,865.85

Cash flows from operating activities before changes in following assets and liabilities	8,104.08	11,253.08	23,352.48
Finance receivables	(1,839.22)	1,960.91	2,020.77
Trade receivables	1,595.27	3,556.40	7,928.93
Loans and advances and other financial assets	(697.39)	144.34	64.53
Other current and non-current assets	3,713.19	(593.44)	(2,830.89)
Inventories	4,045.21	(1,759.91)	2,325.50
Trade payables and acceptances	(9,440.13)	(7,798.27)	(8,084.81)
Other current and non-current liabilities	(3,911.12)	266.07	(6,450.14)
Other financial liabilities	(837.20)	680.37	272.74
Provisions	(1,594.08)	(1,412.12)	9,818.77

Cash generated from/(used in) operations	(861.39)	6,297.43	28,417.88
Income tax paid (net)	(903.01)	(702.42)	(1,784.94)

Net cash from/(used in) operating activities	(1,764.40)	5,595.01	26,632.94

Cash flows from investing activities:
Payments for property, plant and equipment	(4,692.87)	(6,810.62)	(14,319.17)
Payments for other intangible assets	(4,418.45)	(7,719.28)	(15,382.86)
Proceeds from sale of property, plant and equipment	29.48	19.10	171.48
Investments in mutual fund (purchased)/sold (net)	(4,473.93)	2,882.08	(1,339.29)
Acquisition of subsidiary company	(0.02)	—	(27.04)
Investment in equity accounted investees	—	(1.70)	(606.40)
Investments - others	(1.95)	(45.66)	(99.41)
Proceeds from loans given to others	—	—	3.42
Loans given to joint venture	—	—	(1.70)
Proceeds from redemption/sale of investment in other companies	204.76	5.28	21.45
Interest received	232.65	561.71	1,104.48
Dividend received	19.77	19.75	21.14
Dividend received from equity accounted investees	1.51	14.26	622.44
Deposit with financial institution	—	(250.00)	(1,000.00)
Realisation of deposit with financial institution	750.00	250.00	750.00
Deposits/restricted deposits with banks	(15,474.70)	(12,626.20)	(40,676.65)
Realisation of deposits/restricted deposits with banks	27,555.76	13,657.67	36,602.33
(Increase) / decrease in short term Inter-corporate deposits	—	(6.67)	(14.44)

Net cash used in investing activities	(267.99)	(10,050.28)	(34,170.22)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)	—	—	3,888.77
Proceeds from long-term borrowings	10,103.34	7,264.48	28,986.21
Repayment of long-term borrowings	(9,424.38)	(3,247.22)	(17,000.52)
Proceeds from option settlement of long term borrowings (net)	82.93	143.71	190.90
Proceeds from short-term borrowings	14,673.00	6,228.35	10,707.30
Repayment of short-term borrowings	(6,358.11)	(16,339.85)	(12,852.93)
Net change in other short-term borrowings (with maturity up to three months)	(562.51)	11,582.12	(1,587.12)
Repayment of lease liability ( including interest)	(735.46)	(653.09)	(1,345.61)
Dividend paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)	—	(46.38)	(56.84)
Distribution to minority	(11.50)	—	—
Proceeds from Issuance of perpetual instrument classified as equity by a subsidiary	642.11	—	(22.15)
Interest paid [including discounting charges paid ₹600.59 crores (September 30, 2019 ₹641.61 crores, March 31, 2019 ₹968.85 crores)]	(4,222.30)	(3,614.88)	(7,518.40)

Net cash from financing activities	4,187.12	1,317.24	3,389.61

Net increase/(decrease) in cash and cash equivalents	2,154.73	(3,138.03)	(4,147.67)
Cash and cash equivalents as at April 01, (opening balance)	18,467.80	21,559.80	21,559.80
Effect of foreign exchange on cash and cash equivalents	48.77	(71.77)	1,055.67

Cash and cash equivalents as at September 30/March 31, (closing balance)	20,671.30	18,350.00	18,467.80

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	6,033.30	6,398.71	6,626.78
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	309.00	304.45	4,641.70
Amortisation of prepaid discounting charges	(96.87)	(60.28)	108.30

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

Operating segments consist of :

a)	Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.
b)	Others: Others consist of IT services and Insurance Broking services.

This segment information is provided to and reviewed by Chief Operating Decision Maker (CODM).

		Quarter ended			Six months ended		(₹ in crores) Year ended
		September 30,	June 30,	September 30,	September 30		March 31,
	Particulars	2020		2019	2020	2019	2020
		Unaudited					Audited
A.	Segment Revenue :
	Revenue from operations
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	6,245.39	2,136.75	8,712.65	8,382.14	19,792.07	36,329.44
	(b) Passenger Vehicle	4,020.75	1,177.29	2,056.22	5,198.04	5,244.57	10,481.74
	(c) Corporate/Unallocable	40.21	26.27	28.16	66.48	74.60	215.53
	- Vehicle Financing	1,082.05	959.27	1,118.32	2,041.32	2,178.29	4,295.49
	- Jaguar and Land Rover	41,767.68	27,374.32	53,065.86	69,142.00	98,726.84	208,040.02
	Less: Intra segment eliminations	(27.89)	(20.28)	—	(48.17)	—	(70.59)

	-Total	53,128.19	31,653.62	64,981.21	84,781.81	126,016.37	259,291.63
II.	Others	652.14	528.62	761.84	1,180.76	1,522.51	3,047.07

	Total Segment Revenue	53,780.33	32,182.24	65,743.05	85,962.57	127,538.88	262,338.70
	Less: Inter segment revenue	(250.33)	(199.18)	(311.10)	(449.51)	(639.94)	(1,270.73)

	Revenue from Operations	53,530.00	31,983.06	65,431.95	85,513.06	126,898.94	261,067.97

B.	Segment results before other income (excluding Government Incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle	(380.60)	(1,094.58)	48.91	(1,475.18)	504.67	(368.22)
	(b) Passenger Vehicle	(433.43)	(661.51)	(940.53)	(1,094.94)	(1,258.10)	(2,867.58)
	(c) Corporate/Unallocable	(24.32)	(53.07)	(93.01)	(77.39)	(161.35)	(255.86)
	- Vehicle Financing (net off finance costs pertaining to borrowings sourced by the segment)	(40.51)	(38.69)	(71.83)	(79.20)	(177.45)	(224.60)
	- Jaguar and Land Rover	576.94	(3,494.86)	2,512.74	(2,917.92)	122.13	594.05

	-Total	(301.92)	(5,342.71)	1,456.28	(5,644.63)	(970.10)	(3,122.21)
II.	Others	79.48	25.88	97.34	105.36	183.37	382.32

	Total Segment results	(222.44)	(5,316.83)	1,553.62	(5,539.27)	(786.73)	(2,739.89)
	Less: Inter segment eliminations	14.49	14.48	(13.72)	28.97	(51.09)	(55.43)

	Net Segment results	(207.95)	(5,302.35)	1,539.90	(5,510.30)	(837.82)	(2,795.32)
	Add/(Less) : Other income (excluding Govt. Incentives)	189.01	228.47	198.73	417.48	490.82	989.54
	Add/(Less) : Finance costs (excluding pertaining to borrowings sourced by the vehicle finance segment)	(1,233.60)	(1,160.21)	(1,040.51)	(2,393.81)	(1,946.71)	(4,164.02)
	Add/(Less) : Foreign exchange gain/(loss) (net)	432.99	47.14	(115.98)	480.13	(253.51)	(1,738.74)
	Add/(Less) : Exceptional items
	- Tata and other brands vehicles
	(a) Commercial Vehicle	4.88	3.22	151.31	8.10	151.31	(10.41)
	(b) Passenger Vehicle	—	—	(17.08)	—	(17.13)	(2,576.04)
	(c) Corporate/Unallocable	—	—	(8.75)	—	(8.84)	(15.91)
	- Vehicle Financing	—	—	—	—	—	(9.30)
	- Jaguar and Land Rover	—	—	(86.39)	—	(195.07)	(259.78)

	Total Profit/(loss) before tax	(814.67)	(6,183.73)	621.23	(6,998.40)	(2,616.95)	(10,579.98)

			As at June 30,		As at September 30,		As at March 31,
			2020		2020	2019	2020
C.	Segment Assets		Unaudited		Unaudited		Audited
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		25,873.73		25,826.68	27,904.83	26,016.50
	(b) Passenger Vehicle		16,002.60		15,842.54	18,329.87	16,150.81
	(c) Corporate/Unallocable		1,712.53		1,749.92	2,388.10	3,614.16
	- Tata and other brands vehicles - Assets held for sale		193.38		199.97	176.80	194.43
	- Vehicle Financing		34,029.17		35,867.56	35,641.42	33,587.64
	- Jaguar and Land Rover		172,470.77		178,897.55	178,574.46	187,333.67

	- Total		250,282.18		258,384.22	263,015.48	266,897.21
II.	(a) Others		2,393.60		2,460.98	2,241.13	2,440.21

	Total Segment Assets		252,675.78		260,845.20	265,256.61	269,337.42
	Less: Inter segment eliminations		(1,324.66)		(1,361.72)	(1,404.13)	(1,394.69)

	Net Segment Assets		251,351.12		259,483.48	263,852.48	267,942.73
	Investment in equity accounted investees
	Tata and other brands vehicles - Corporate/Unallocable		428.02		424.40	417.50	468.96
	- Vehicle Financing		—		—	1.94	—
	- Jaguar and Land Rover		3,385.91		3,462.49	3,562.22	3,384.36
	- Others		545.19		551.43	582.16	565.57
	Add : Unallocable assets		42,434.19		44,232.34	31,811.50	49,759.64

	Total Assets		298,144.43		308,154.14	300,227.80	322,121.26

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles
	(a) Commercial Vehicle		10,329.12		12,671.09	12,736.97	13,101.11
	(b) Passenger Vehicle		4,039.77		5,312.72	3,101.90	4,962.39
	(c) Corporate/Unallocable		1,469.94		1,231.33	1,216.19	1,456.84
	- Vehicle Financing		500.70		684.33	730.60	528.49
	- Jaguar and Land Rover		90,834.30		101,097.46	106,486.08	107,123.37

	-Total		107,173.83		120,996.93	124,271.74	127,172.20
II.	(a) Others		799.85		831.48	731.59	787.93

	Total Segment Liabilities		107,973.68		121,828.41	125,003.33	127,960.13
	Less: Inter segment eliminations		(275.52)		(330.20)	(360.31)	(330.98)

	Net Segment Liabilities		107,698.16		121,498.21	124,643.02	127,629.15
	Add : Unallocable liabilities		142,460.47		134,618.96	122,708.61	130,600.02

	Total Liabilities		250,158.63		256,117.17	247,351.63	258,229.17

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 27, 2020.

2)

During the year ended March 31, 2020, the Company has allotted Ordinary Shares and Convertible Warrants (‘Warrants’) on a Preferential basis to Tata Sons Pvt Ltd. Of the total amount of ₹ 6,494.36 crores, an amount of ₹ 3,891.85 crores has been received and is being utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has fully utilised amount of ₹ 3,891.85 crores as at September 30, 2020.

3)

The COVID-19 pandemic has rapidly spread throughout the world, including India and other countries where the Group has its operations. Governments around the world have been taking significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities.Consequently, Group’s manufacturing plants and offices had to be closed down for a considerable period of time, during the six month ended September 30, 2020. As a result of the lockdown, the revenue for the six month ended September 30, 2020 has been impacted. Lockdowns has impacted the Company operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Further, the Reserve Bank of India (RBI) has announced moratorium on loan repayments for specific borrower segments which impacts Group’s vehicle financing business in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for losses for finance receivables and the net realisable values of other assets. However, given the effect of these pandemic on the overall economic activity globally and in particular the countries where the Group operates and in particular on the global automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

4)

The deferred tax expenses for the six months ended September 30, 2020 is ₹ 852.84 crores. Movement in pension valuation in Jaguar Land Rover, on account of changes in financial assumptions has resulted in a deferred tax credit of ₹ 1,694.11 crores, whereas movement in cash flow hedges has resulted in a deferred tax charge of ₹ 585.80 crores during the six months ended September 30, 2020. This net amount of ₹ 1,108.31 crores has been recognized in the Other Comprehensive Income. Deferred tax asset arising from the pension valuation, certain other temporary differences and losses have been written down since the Company has restricted recognition of net deferred tax asset based on its assessment of recoverability, resulting in a deferred tax charge in the statement of profit and loss account.

5)

Employee benefits expense for the quarter and six months ended September 30, 2020, is net of Government grants received by certain subsidiary companies amounting to ₹ 533.62 crores (GBP 54.91 million) and ₹ 1,701.89 crores (GBP 178.91 million), respectively.

6)

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Indian Parliament approval and Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

7)

The Company has been presenting, gains and losses on effective cash flow hedges of inventory in the Statement of Other Comprehensive Income as “will not be reclassified to profit or loss”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Company has changed the presentation of these effective cash flow hedges of inventory presentation as “will be reclassified to profit or loss”, from quarter ended September 30, 2020 and accordingly reclassified the comparative amounts for the prior periods. The change in presentation is within the statement of other comprehensive income and does not affect Profit / (loss) for the period and earnings per share.

8)	Subsequent to September 30, 2020, Jaguar Land Rover has issued $700 million (₹ 5,163.47 crores) bond with a coupon rate of 7.75% due 2025.

9)	The Statutory Auditors have carried out a limited review of the consolidated financial results for the quarter and six months ended September 30, 2020.

Tata Motors Limited
Guenter Butschek
Austria, October 27, 2020	CEO & Managing Director

News Release - 5	October 27, 2020

Independent Auditors Report (Standalone)

B S R & Co. LLP Chartered Accountants 14th Floor, Central Wing, Tower 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai – 400063	Telephone: +91 22 6257 1000 Fax: +91 22 6257 1010

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying standalone quarterly financial results of Tata Motors Limited (the ‘‘Company”) which includes two joint operations consolidated on a proportionate basis for the quarter ended 30 September 2020 and the year to date results for the period 01 April 2020 to 30 September 2020, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 and Regulation 52 read with Regulation 63(2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of the report of the other auditor on separate financial statements/ financial information of one joint operation as was audited by the other auditor, these standalone financial results:

i.	are presented in accordance with the requirements of Regulation 33 and Regulation 52 read with Regulation 63(2) of the Listing Regulations in this regard; and

ii.

give a true and fair view in conformity with the recognition and measurement principles laid down in the applicable accounting standards and other accounting principles generally accepted in India of the net loss and other comprehensive income and other financial information for the quarter ended 30 September 2020 as well as the year to date results for the period from 01 April 2020 to 30 September 2020.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Companies Act, 2013 (“the Act”). Our responsibilities under those SAs are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial results under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us along with the consideration of the audit report of the other auditor referred to in sub paragraph (a) of the “Other Matters” paragraph below, is sufficient and appropriate to provide a basis for our opinion on the standalone financial results.

B S R & Co. (a partnership firm with Registration No. BA61223) converted into B S R & Co. LLP (a Limited Liability Partnership with LLP Registration No. AAB-8181) with effect from October 14, 2013	Registered Office: 14th Floor, Central Wing, Tower 4, Nesco Center, Western Express Highway, Goregaon (East), Mumbai—400063

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Emphasis of Matter

We draw your attention to Note 7 to these financial results, which describes the Management’s assessment of the impact of COVID -19 pandemic and the resultant lockdowns on the significant uncertainties involved in developing some of the estimates involved in preparation of the financial results including but not limited to its assessment of liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. Based on information available as of this date, Management believes that no further adjustments are required to the financial results. However, in view of the highly uncertain economic environment impacting the automotive industry, a definitive assessment of the impact is highly dependent upon circumstances as they evolve in future and the actual results may differ from those estimated as at the date of approval of these financial results.

Our opinion is not modified in respect of the above matter.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

These standalone quarterly financial results as well as the year to date standalone financial results have been prepared on the basis of the interim financial statements.

The Company’s Management and Board of Directors are responsible for the preparation of these financial results that give a true and fair view of the net profit/loss and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, ‘Interim Financial Reporting’ prescribed under Section 133 of the Act and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the Company and its joint operations are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the respective company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Management and the respective Board of Directors of the Company and its joint operations are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the Company and its joint operations is also responsible for overseeing the financial reporting process of respective company.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the financial results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the joint operations of the Company to express an opinion on the standalone financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such joint operation included in the standalone financial results of which we are the independent auditors. For the other joint operation included in the standalone annual financial results, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. Our responsibilities in this regard are further described in para (a) of the section titled “Other Matters” in this audit report.

B S R & Co. LLP

INDEPENDENT AUDITORS’ REPORT (Continued)

TATA MOTORS LIMITED

Auditor’s Responsibilities for the Audit of the Standalone Financial Results (continued)

We communicate with those charged with governance of the Company and such joint operation included in standalone financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The standalone financial results include the audited financial results of one joint operation, whose interim financial statements/financial results/ financial information reflect total assets (before consolidation adjustments) of Rs. 7,263.95 crores as at 30 September 2020, total revenue (before consolidation adjustments) of Rs. 2,007.00 crores and Rs. 2,693.52 crores and net profit after tax (before consolidation adjustments) of Rs. 182.79 crores and Rs. 271.22 crores for the quarter ended 30 September 2020 and for the period from 01 April 2020 to 30 September 2020 respectively and net cash inflows (before consolidation adjustments) amounting to Rs. 104.72 crores for the period ended 30 September 2020, as considered in the standalone financial results, which have been audited by their independent auditor. The independent auditors’ report on interim financial statements/ financial results/financial information of this joint operation has been furnished to us by the management and our opinion on the standalone financial results, in so far as it relates to the amounts and disclosures included in respect of this joint operation, is based solely on the report of such auditor. Our opinion on the standalone financial results is not modified in respect of the above matter with respect to our reliance on the work done and the report of the other auditor.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022
Yezdi Nagporewalla
Partner
Place: Mumbai	Membership No.: 049265
Date: 27 October 2020	UDIN: 20049265AAAABE2279

News Release – 6	October 27, 2020

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(₹ in crores)

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2020

		Quarter ended				Six months ended		Year ended
	Particulars	September 30, 2020		June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	March 31, 2020
		Audited
I	Revenue from operations
	(a) Revenue		9,591.18	2,634.14	9,913.33	12,225.32	23,163.52	43,485.76
	(b) Other operating revenue		76.92	52.73	87.15	129.65	188.87	442.41
	Total revenue from operations (a)+(b)		9,668.10	2,686.87	10,000.48	12,354.97	23,352.39	43,928.17
II.	Other Income (includes Government incentives) (refer note 2)		241.98	134.33	361.42	376.31	762.62	1,383.05
III.	Total Income (I+II)		9,910.08	2,821.20	10,361.90	12,731.28	24,115.01	45,311.22
IV.	Expenses
	(a) Cost of materials consumed		6,107.98	1,173.22	5,530.68	7,281.20	14,932.21	26,171.85
	(b) Purchases of products for sale		1,317.20	457.22	1,304.17	1,774.42	2,955.63	5,679.98
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(174.86)	309.56	644.83	134.70	(814.13)	722.68
	(d) Employee benefits expense		1,058.60	966.74	1,067.09	2,025.34	2,216.43	4,384.31
	(e) Finance costs		634.67	552.80	497.92	1,187.47	937.41	1,973.00
	(f) Foreign exchange (gain)/loss (net)		(35.21)	20.93	69.18	(14.28)	32.03	239.00
	(g) Depreciation and amortisation expense		909.92	859.89	760.65	1,769.81	1,537.70	3,375.29
	(h) Product development/Engineering expenses		176.25	138.19	207.01	314.44	327.07	830.24
	(i) Other expenses		1,283.21	661.73	1,928.47	1,944.94	3,980.41	7,720.75
	(j) Amount transferred to capital and other accounts		(201.99)	(177.70)	(306.44)	(379.69)	(608.35)	(1,169.46)
	Total expenses (IV)		11,075.77	4,962.58	11,703.56	16,038.35	25,496.41	49,927.64
V.	Profit/(loss) before exceptional items and tax (III-IV)		(1,165.69)	(2,141.38)	(1,341.66)	(3,307.07)	(1,381.40)	(4,616.42)
VI.	Exceptional Items
	(a) Employee separation cost		2.61	—	0.19	2.61	0.33	2.69
	(b) Write off/(reversal) of provision/ impairment of capital work-in-progress and intangibles under development (net)		—	—	(83.11)	—	(83.11)	(73.03)
	(c) Provision for loan given to/investment in subsidiary companies/joint venture		43.75	48.88	11.25	92.63	19.04	385.62
	(d) Provision for impairment of Passenger Vehicle Business		—	—	—	—	—	1,418.64
	(e) Provision for Onerous Contracts		—	—	—	—	—	777.00
VII.	Profit/(loss) before tax (V-VI)		(1,212.05)	(2,190.26)	(1,269.99)	(3,402.31)	(1,317.66)	(7,127.34)
VIII.	Tax expense/(credit) (net)
	(a) Current tax		19.28	9.25	(2.42)	28.53	16.79	33.05
	(b) Deferred tax		(18.88)	(8.87)	14.40	(27.75)	44.62	129.24
	Total tax expense		0.40	0.38	11.98	0.78	61.41	162.29
IX.	Profit/(loss) for the period from continuing operations (VII-VIII)		(1,212.45)	(2,190.64)	(1,281.97)	(3,403.09)	(1,379.07)	(7,289.63)
X.	Other comprehensive income/(loss):
	(A) (i) Items that will not be reclassified to profit and loss		15.47	26.26	(28.00)	41.73	(56.22)	(221.04)
	(ii) Income tax (expense)/credit relating to items that will not be reclassified to profit and loss		(3.35)	2.49	(7.32)	(0.86)	(1.62)	33.71
	(B) (i) Items that will be reclassified to profit and loss		90.65	11.77	(54.81)	102.42	(97.58)	(294.19)
	(ii) Income tax (expense)/credit relating to items that will be reclassified to profit and loss		(31.68)	(4.12)	19.16	(35.80)	34.10	102.80
	Total other comprehensive income/(loss)		71.09	36.40	(70.97)	107.49	(121.32)	(378.72)
XI.	Total comprehensive income/(loss) for the period (IX+X)		(1,141.36)	(2,154.24)	(1,352.94)	(3,295.60)	(1,500.39)	(7,668.35)
XII.	Paid-up equity share capital (face value of ₹2 each)		719.54	719.54	679.22	719.54	679.22	719.54
XIII.	Reserves excluding revaluation reserve (as per balance sheet of previous accounting year)							17,668.11
XIV.	Earnings/(loss) per share (EPS)
	(a) Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.37)	(6.09)	(3.78)	(9.46)	(4.06)	(21.06)
	(ii) Diluted EPS	₹	(3.37)	(6.09)	(3.78)	(9.46)	(4.06)	(21.06)
	(b) ‘A’ Ordinary shares (face value of ₹2 each)
	(i) Basic EPS	₹	(3.37)	(6.09)	(3.78)	(9.46)	(4.06)	(21.06)
	(ii) Diluted EPS	₹	(3.37)	(6.09)	(3.78)	(9.46)	(4.06)	(21.06)
		Not annualised

Statement of Standalone Assets and Liabilities

(₹ in crores)

		As at September 30,	As at March 31,
		2020	2020
		Audited
I.	ASSETS
	(1) Non-current assets
	(a) Property, plant and equipment	18,752.40	18,870.67
	(b) Capital work-in-progress	1,500.49	1,755.51
	(c) Right to use assets	685.87	669.58
	(d) Goodwill	99.09	99.09
	(e) Other intangible assets	6,385.65	5,568.64
	(f) Intangible assets under development	1,510.01	2,739.29
	(g) Investments in subsidiaries, joint ventures and associates	15,127.17	15,182.29
	(h) Financial assets
	(i) Investments	596.21	548.57
	(ii) Loans and advances	133.87	138.46
	(iii) Other financial assets	1,654.33	1,512.96
	(i) Non-current tax assets (net)	703.54	727.97
	(j) Other non-current assets	1,168.95	1,208.08

		48,317.58	49,021.11

	(2) Current assets
	(a) Inventories	3,837.69	3,831.92
	(b) Financial assets
	(i) Investments	3,427.58	885.31
	(ii) Trade receivables	1,815.17	1,978.06
	(iii) Cash and cash equivalents	593.95	2,145.30
	(iv) Bank balances other than (iii) above	106.60	1,386.89
	(v) Loans and advances	238.22	232.14
	(vi) Other financial assets	596.35	1,546.56
	(c) Assets classified as held for sale	199.97	191.07
	(d) Other current assets	1,361.58	1,371.51

		12,177.11	13,568.76

	TOTAL ASSETS	60,494.69	62,589.87

II.	EQUITY AND LIABILITIES
	Equity
	(a) Equity share capital	719.54	719.54
	(b) Other equity	14,376.77	17,668.11

		15,096.31	18,387.65

	Liabilities
	(1) Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	17,206.08	14,776.51
	(ii) Lease liabilities	555.72	522.24
	(iii) Other financial liabilities	727.21	854.74
	(b) Provisions	1,670.12	1,769.74
	(c) Deferred tax liabilities (net)	207.79	198.59
	(d) Other non-current liabilities	285.31	269.58

		20,652.23	18,391.40

	(2) Current liabilities
	(a) Financial liabilities
	(i) Borrowings	6,637.06	6,121.36
	(ii) Lease liabilities	75.67	83.30
	(iii) Trade payables
	(a) Total outstanding dues of micro and small enterprises	96.62	101.56
	(b) Total outstanding dues of creditors other than micro and small enterprises	5,986.31	8,000.69
	(iv) Acceptances	4,682.17	2,741.69
	(v) Other financial liabilities	4,303.87	5,976.35
	(b) Provisions	1,480.97	1,406.75
	(c) Current tax liabilities (net)	42.17	31.49
	(d) Other current liabilities	1,441.31	1,347.63

		24,746.15	25,810.82

	TOTAL EQUITY AND LIABILITIES	60,494.69	62,589.87

Statement of Standalone Cash Flows

(₹ in crores)

		Six months ended		Year ended
		September 30,	September 30,	March 31,
		2020	2019	2020
		Audited
I	Cash flows from operating activities:
	Loss for the period	(3,403.09)	(1,379.07)	(7,289.63)
	Adjustments for:
	Depreciation and amortisation expense	1,769.81	1,537.70	3,375.29
	Allowances/(reversal) for trade and other receivables	28.16	(7.78)	65.35
	Inventory write down (net)	41.49	67.55	84.50
	(Profit)/loss on sale of assets (net) (including assets scrapped / written off)	(4.59)	228.71	168.04
	Write off/(reversal) of impairment of capital work-in-progress and intangibles under development (net)	—	(83.11)	(73.03)
	Provision for loan given to/investment in subsidiary companies/joint venture	92.63	19.04	385.62
	Provision for impairment of Passenger Vehicle Business	—	—	1,418.64
	Provision for Onerous Contracts	—	—	777.00
	Profit on sale of investments at FVTPL (net)	(25.23)	(14.15)	(70.16)
	Marked-to-market loss/(gain) on investments measured at Fair value through profit and loss	(14.06)	0.01	0.43
	Share-based payments	4.26	5.29	4.70
	Tax expense	0.78	61.41	162.29
	Finance costs	1,187.47	937.41	1,973.00
	Interest income	(82.00)	(267.63)	(483.72)
	Dividend income	(20.45)	(205.37)	(241.22)
	Foreign exchange (gain)/loss (net)	(52.95)	(390.39)	182.32

		2,925.32	1,888.69	7,729.05

	Cash flows from operating activities before changes in following assets and liabilities	(477.77)	509.62	439.42
	Trade receivables	150.81	(64.65)	1,168.02
	Loans and advances and other financial assets	(78.18)	24.89	53.29
	Other current and non-current assets	40.38	(84.07)	22.78
	Inventories	(47.26)	(690.70)	730.01
	Trade payables and acceptances	(80.50)	(3,540.37)	(2,688.95)
	Other current and non-current liabilities	40.08	(924.54)	(1,165.05)
	Other financial liabilities	(82.12)	441.98	201.38
	Provisions	9.64	(153.91)	(122.95)

	Cash used in operations	(524.92)	(4,481.75)	(1,362.05)
	Income tax refund/(paid) (net)	6.48	(43.28)	(92.54)

	Net cash used in operating activities	(518.44)	(4,525.03)	(1,454.59)

II	Cash flows from investing activities:
	Payments for property, plant and equipments	(427.92)	(969.41)	(2,748.60)
	Payments for other intangible assets	(426.53)	(866.94)	(1,919.98)
	Proceeds from sale of property, plant and equipments	7.51	16.23	155.16
	Investments in Mutual Fund (purchased)/sold (net)	(2,502.97)	197.41	358.87
	Investments in subsidiary companies	—	(467.00)	(467.00)
	Purchase of stake in joint venture	(0.02)	—	—
	Purchase of business from a subsidiary company	—	—	25.82
	Loan to subsidiary company	(3.23)	(7.79)	(7.79)
	Deposits with financial institution	—	(250.00)	(1,000.00)
	Realisation of deposits with financial institution	750.00	250.00	750.00
	Increase in short term inter corporate deposit (net)	(48.75)	(3.00)	(10.07)
	Deposits/restricted deposits with banks	(307.66)	(447.14)	(3,419.37)
	Realisation of deposits/restricted deposits with banks	1,588.03	526.50	2,851.53
	Interest received	93.84	269.05	471.35
	Dividend received	20.45	204.47	241.22

	Net cash used in investing activities	(1,257.25)	(1,547.62)	(4,718.86)

III	Cash flows from financing activities
	Proceeds from issue of shares and warrants (net of issue expenses)	—	—	3,888.79
	Proceeds from long-term borrowings (net of issue expenses)	4,062.61	1,500.00	4,781.55
	Repayment of long-term borrowings	(3,061.32)	(574.26)	(1,131.68)
	Proceeds/(payment) from Option Settlement of long term borrowings (net)	82.93	143.71	190.90
	Proceeds from short-term borrowings	3,870.94	5,904.59	9,178.61
	Repayment of short-term borrowings	(3,077.41)	(2,987.47)	(8,003.51)
	Net change in other short-term borrowings (with maturity up to three months)	(359.77)	3,654.56	1,311.36
	Repayment of lease liabilities (including interest)	(105.24)	(94.72)	(193.63)
	Dividend paid	—	(0.07)	(3.52)
	Interest paid [including discounting charges paid, ₹147.52 crores (September 30, 2019 ₹204.79 crores and March 31, 2020 ₹371.57 crores)]	(1,190.95)	(1,080.24)	(2,269.66)

	Net cash from financing activities	221.79	6,466.10	7,749.21

	Net increase/(decrease) in cash and cash equivalents	(1,553.90)	393.45	1,575.76
	Cash and cash equivalents at the beginning of the period/year	2,145.30	487.40	487.40
	Effect of foreign exchange on cash and cash equivalents	2.55	17.83	82.14

	Cash and cash equivalents at the end of the period/year	593.95	898.68	2,145.30

	Non-cash transactions:
	Liability towards property, plant and equipment and other intangible assets purchased on credit/deferred credit	347.92	490.76	403.02
	Increase / (decrease) in liabilities arising from financing activities on account of non-cash transactions :
	Exchange differences	(145.51)	140.28	660.75
	Amortisation / effective interest rate adjustments of borrowings	97.28	49.13	10.02

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles, as well as sale of related parts and accessories. The Company’s products mainly include commercial vehicles and passenger vehicles. Accordingly, the Company has Commercial Vehicles and Passenger Vehicles as two reportable segments. The segment information is provided to and reviewed by Chief Operating Decision Maker (CODM)

(₹ in crores)

	Particulars	Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
		2020	2020	2019	2020	2019	2020
		Audited
A.	Segment Revenue :
	Revenue from operations
I.	Commercial Vehicles	5,554.38	1,437.96	7,785.81	6,992.34	17,995.49	32,932.89
II.	Passenger Vehicles	4,073.51	1,222.63	2,186.51	5,296.14	5,282.30	10,772.47
III.	Corporate/Unallocable	40.21	26.28	28.16	66.49	74.60	222.81

	Total Segment Revenue	9,668.10	2,686.87	10,000.48	12,354.97	23,352.39	43,928.17
	Less: Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	9,668.10	2,686.87	10,000.48	12,354.97	23,352.39	43,928.17

B.	Segment results before other income (excluding government incentives), finance costs, foreign exchange gain/(loss) (net), exceptional items and tax :
I.	Commercial Vehicles	(209.21)	(927.74)	(64.16)	(1,136.95)	417.81	(207.60)
II.	Passenger Vehicles	(421.08)	(644.95)	(846.57)	(1,066.03)	(1,157.03)	(2,727.57)
III.	Corporate/Unallocable	(21.88)	(50.76)	(87.89)	(72.64)	(159.88)	(263.92)

	Total Segment results	(652.17)	(1,623.45)	(998.62)	(2,275.62)	(899.10)	(3,199.09)
	Less: Inter segment eliminations	—	—	—	—	—	—

	Net Segment results	(652.17)	(1,623.45)	(998.62)	(2,275.62)	(899.10)	(3,199.09)
	Add/(Less) : Other income (excluding incentives)	85.94	55.80	224.06	141.74	487.14	794.67
	Add/(Less) : Finance costs	(634.67)	(552.80)	(497.92)	(1,187.47)	(937.41)	(1,973.00)
	Add/(Less) : Foreign exchange gain/(loss) (net)	35.21	(20.93)	(69.18)	14.28	(32.03)	(239.00)
	Add/(Less) : Exceptional items
	-Commercial Vehicles	(2.61)	—	100.00	(2.61)	100.00	71.52
	-Passenger Vehicles	—	—	(17.08)	—	(17.13)	(2,222.85)
	-Corporate/Unallocable	(43.75)	(48.88)	(11.25)	(92.63)	(19.13)	(359.59)

	Total loss before tax	(1,212.05)	(2,190.26)	(1,269.99)	(3,402.31)	(1,317.66)	(7,127.34)

			As at June 30,		As at September 30,		As at March 31,
			2020		2020	2019	2020
C.	Segment Assets		Audited		Audited

I.	Commercial Vehicles		21,448.61		21,563.94	23,650.30	21,845.57
II.	Passenger Vehicles		16,650.99		16,144.36	17,839.47	16,774.98
III.	Corporate/Unallocable		23,917.86		22,586.42	21,766.11	23,778.25

	-Total		62,017.46		60,294.72	63,255.88	62,398.80
IV.	Assets classified as held for sale		193.38		199.97	176.80	191.07

	Total Assets		62,210.84		60,494.69	63,432.68	62,589.87

D.	Segment Liabilities
I.	Commercial Vehicles		9,121.93		10,995.48	11,543.20	11,237.44
II.	Passenger Vehicles		4,113.90		5,375.67	2,862.70	5,204.60
III.	Corporate/Unallocable		32,739.38		29,027.23	28,359.36	27,760.18

	Total Liabilities		45,975.21		45,398.38	42,765.26	44,202.22

Notes:

1)	The above results were reviewed and recommended by the Audit Committee and approved by the Board of Directors at its meeting held on October 27, 2020.

2)	Other income includes:

						(₹ in crores)
	Quarter ended			Six months ended		Year ended
	September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
Particulars	2020	2020	2019	2020	2019	2020
Dividend from subsidiaries	1.30	—	65.05	1.30	171.10	205.47

3)

The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobiles Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

							(₹ in crores)
		Quarter ended			Six months ended		Year ended
		September 30,	June 30,	September 30,	September 30,	September 30,	March 31,
Particulars		2020	2020	2019	2020	2019	2020
1	Revenue from operations	9,496.86	2,478.29	9,741.58	11,975.15	22,721.76	42,963.03
2	Loss before tax	(1,320.12)	(2,238.45)	(1,273.43)	(3,558.57)	(1,401.92)	(7,313.57)
3	Loss after tax	(1,285.26)	(2,236.23)	(1,285.62)	(3,521.49)	(1,433.78)	(7,453.98)

4)

Pursuant to Non-Convertible Debentures of Tata Motors Limited being listed, below are the details of Tata Motors Limited on a standalone basis excluding interest in Joint Operations pursuant to Regulation 52(4) of the listing regulations:

		Six months ended		Year ended
		September 30,	September 30,	March 31,
Particulars		2020	2019	2020
Debt service coverage ratio (no. of times) [refer note (a)]		(0.79)	(0.81)	(2.79)
Interest service coverage ratio (no. of times) [refer note (b)]		(4.21)	(1.58)	(5.25)
Debt Equity ratio [refer note (c)]		1.82	1.27	1.43
Net Worth [refer note (d)]	(₹ in crores)	14,218.44	20,011.00	17,627.57
Capital Redemption Reserve	(₹ in crores)	2.28	2.28	2.28
Debenture Redemption Reserve	(₹ in crores)	1,038.84	1,085.94	1,038.84
Earnings per share (EPS)
A. Ordinary shares (face value of ₹2 each)
(a) Basic EPS	(₹)	(9.79)	(4.22)	(21.54)
(b) Diluted EPS	(₹)	(9.79)	(4.22)	(21.54)
B. ‘A’ Ordinary shares (face value of ₹2 each)
(a) Basic EPS	(₹)	(9.79)	(4.22)	(21.54)
(b) Diluted EPS	(₹)	(9.79)	(4.22)	(21.54)
		Not annualised

Formulae for calculation of ratios are as follows:

(a)	Debt service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loans during the period)

(b)

Interest service coverage ratio = (Profit/(loss) from ordinary activities before tax + Interest on Long term Loans)/Interest on Long term Loans. For the purpose of calculation in (a) and (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

(c)	Debt Equity Ratio = Total Debt/Equity

(d)	Net Worth = Equity share capital + Other equity

5)

During the year ended March 31, 2020, the Company has allotted Ordinary Shares and Convertible Warrants (‘Warrants’) on a Preferential basis to Tata Sons Pvt Ltd. Of the total amount of ₹ 6,494.35 crores, an amount of ₹ 3,891.85 crores has been received and is being utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. The Company has fully utilised amount of ₹ 3,891.85 crores as at September 30, 2020.

6)

The Board of Directors has, at its meeting held on July 31, 2020 , approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement between Tata Motors Limited and TML Business Analytics Services Limited (Transferee Company) for:

(a)

Transfer of the PV Undertaking of the Company as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act, 1961, to the Transferee Company for a lump sum consideration of ₹ 9,417.00 crores through issuance of equity shares; and

(b)

Reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of ₹ 11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company.

The	Scheme of Arrangement has been filed with National Stock Exchange and Bombay Stock Exchange in India for approval.

7)

Covid-19 pandemic has rapidly spread throughout the world, including India. Government in India has taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down for a considerable period of time, during the six months ended September 30, 2020. As a result of the lockdown, the revenue for the six months ended September 30, 2020 has been impacted. Lockdowns have impacted the Company operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development and the net realisable values of other assets. However, given the effect of these on the overall economic activity and in particular on the automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

8)

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Indian Parliament approval and Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

9)	The Statutory Auditors have carried an audit of the above results for the quarter and six months ended September 30, 2020 and have issued an unmodified opinion on the same.

Tata Motors Limited

Guenter Butschek
Austria, October 27, 2020	CEO and Managing Director

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.